UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                   ResMed Inc.
                    ---------------------------------------
                                (Name of issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of class of securities)

                                    761152107
                    -----------------------------------------
                                 (CUSIP number)

                                December 31, 2001
                    -----------------------------------------
             (Date of Event which requires filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

------------------------                                ------------------------
 CUSIP No. 761152107                13G/A                   Page 2 of 8 Pages
------------------------                                ------------------------

-------- ---------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- ---------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- ---------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ ------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ ------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      3,427,753
                             ------ ------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ ------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      3,427,753
-------- ---------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,427,753*
-------- ---------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |_|
-------- ---------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.7%**
-------- ---------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- ---------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management (Australia) Ltd. on the following cover page. Also included in this figure are 2,503,841 CHESS Depository Interests held by Deutsche Asset Management Limited, Deutsche Securities Australian Limited and Deutsche Asset Management Life & Pensions Ltd. which, when converted, total 250,383 shares of Common Stock.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management (Australia) Ltd. on the following cover page. Also included in this percentage is the percentage of securities representing convertible CHESS Depository Interests held by Deutsche Asset Management Limited.

---------------------------                             ------------------------
   CUSIP No. 761152107                 13G                   Page 3 of 8 Pages
---------------------------                             ------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management (Australia) Ltd.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       0
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     2,181,315
                               ------- -----------------------------------------
EACH REPORTING                         SOLE DISPOSITIVE POWER
                                 7     0
                               ------- -----------------------------------------
PERSON WITH                            SHARED DISPOSITIVE POWER
                                 8     2,181,315
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,181,315*
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.8%**
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

     * Deutsche Asset Management (Australia) Ltd. holds 21,813,150 CHESS Depository Interests which are convertible into the number of shares of Common Stock reported in item 9.

     ** Included in this percentage is the percentage of securities representing convertible CHESS Depository Interests held by Deutsche Asset Management (Australia) Ltd.

Item 1(a).      Name of Issuer:

                ResMed Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                The address of the Issuer's principal executive offices is 10121 Carroll Canyon Road, San Diego, CA 92131-1109. This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(a).      Name of Person Filing:

                This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management (Australia) Ltd. ("DAMAL" together with DBAG, the "Reporting Persons").

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                The principal place of business of DAMAL is 83 Clarence Street, Sydney NSW, 2000, Australia.

Item 2(c).      Citizenship:

                The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).      Title of Class of Securities:

                The title of the securities is Common Stock
(the "Common Stock").

Item 2(e).      CUSIP Number:

                The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a) |_| Broker or dealer registered under section 15 of the Act;

                (b) |_| Bank as defined in section 3(a)(6) of the Act;

                (c) |_| Insurance Company as defined in section 3(a)(19) of the
                        Act;

                (d) |_| Investment Company registered under section 8 of the
                        Investment Company Act of 1940;

                (e) |_| An investment adviser in accordance with
                        Rule 13d-1 (b)(1)(ii)(E);

                (f) |_| An employee benefit plan, or endowment fund in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

                (g) |_| A parent holding company or control person in accordance
                        with Rule 13d-1 (b)(1)(ii)(G);

                (h) |_| A savings association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

                (i) |_| A church plan that is excluded from the definition of
                        an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1 (c), check
this box.   |X|

Item 4.  Ownership.

                (a)     Amount beneficially owned:

                        Each of the  Reporting  Persons  owns the amount of the
                    Common Stock as set forth on the applicable cover page.

                (b)     Percent of class:

                         Each of the  Reporting  Persons owns the  percentage of
                    the Common Stock as set forth on the applicable cover page.

                (c)     Number of shares as to which such person has:

                        (i)  sole power to vote or to direct the vote:

                             Each of the  Reporting  Persons  has the sole
                        power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                        (ii) shared power to vote or to direct the vote:

                             Each of the  Reporting  Persons has the shared
                        power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                        (iii) sole power to dispose or to direct the
                              disposition of:

                             Each of the Reporting Persons has the sole power to
                        dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                      (iv) shared power to dispose or to direct the
                             disposition of:

                           Each of the Reporting Persons has the shared power
                       to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5. Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                Investment management clients of the Reporting Persons or their subsidiaries have the ultimate right to any dividends from the Common Stock and the proceeds from the sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                The following are subsidiaries of DBAG which acquired Common Stock or CHESS Depositary Receipts convertible into Common Stock reported herein: Deutsche Asset Management (Australia) Ltd., Deutsche Securities Australia Limited, Deutsche Asset Management Group Limited, Deutsche Asset Management Limited, Deutsche Asset Management Investment Services Limited and Deutsche Asset Management Life & Pensions Ltd.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002



                                        DEUTSCHE BANK AG



                                        By:        /s/ Jeffrey A. Ruiz
                                           -------------------------------------
                                           Name:   Jeffrey A. Ruiz
                                           Title:  Vice President



                                        By:        /s/ Margaret M. Adams
                                           -------------------------------------
                                           Name:   Margaret M. Adams
                                           Title:  Director

                                                                       EXHIBIT 1


            Consent of Deutsche Asset Management (Australia) Limited

                The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management (Australia) Ltd. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 14, 2002


                                DEUTSCHE ASSET MANAGEMENT
                                   (AUSTRALIA) LTD.



                                By:      /s/ Ian Thompson
                                   ---------------------------------------------
                                   Name:   Ian Thompson
                                   Title:  Company Secretary